

03012341

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: October 31, 2004
	Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003
WASH.

SEC FILE NUMBER
8-48548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hillem Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 3rd Avenue
(No. and Street)

New York   New York   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abe Mastbaum   (212) 476-8000
                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



AFFIRMATION

We, Neil B. Goldstein and Abe Mastbaum affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Hillem Partners, L.P., for the year ended December 31, 2002 are true and correct. We further affirm that neither the Partnership nor any Partner or Principal Officer has any proprietary interest in any account classified solely as that of a customer.

_____ 2/14/03
Signature   Date

President of General Partner
Title

_____ 2/14/03
Signature   Date

Financial Operations Principal
Title

_____
Notary Public

HILLEM PARTNERS, L.P.
(S.E.C. I.D. No. 8-48548)



STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
Hillem Partners, L.P.:

We have audited the accompanying statement of financial condition of Hillem Partners, L.P. (the "Partnership") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hillem Partners, L.P. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 14, 2003



HILLEM PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Receivable from brokers and dealers	$ 62,241
Securities owned, at fair value	235,333
TOTAL ASSETS	$297,574

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:

Payable to partners	$ 86,791
Total liabilities	86,791

PARTNERS' CAPITAL:

General partner	103,524
Limited partner	107,259
Total partners' capital	210,783
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$297,574

See notes to statement of financial condition.

HILLEM PARTNERS, L.P.
(A Limited Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. THE PARTNERSHIP

Hillem Partners, L.P. (the "Partnership") was formed under an Agreement of Limited Partnership in Delaware, dated June 30, 1995, and was admitted as a member of the National Association of Securities Dealers on May 2, 1996. The Partnership conducts its activities as a trader in equity and debt securities, and options. The Partnership ceased trading activities on September 30, 2002 and the capital accounts of substantially all limited partners were redeemed. The Partnership may elect to commence trading activities at a later date.

The Partnership clears securities transactions on a fully disclosed basis through a clearing broker, and accordingly, is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934. The Partnership and its clearing broker have agreed in writing that the clearing broker will perform a proprietary accounts of introducing brokers ("PAIB") reserve calculation with respect to proprietary accounts of the Partnership which are carried by the clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Partnership's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Securities transactions are recorded on a trade date basis. Securities are carried in the accounts of the Partnership at fair value with unrealized gains and losses reflected in trading revenue. Fair value is based upon quoted market or dealer prices.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Payable to partners represents amounts owed to partners who have redeemed their partnership interest as at December 31, 2002, but have not been fully paid. The amount payable of $86,791 was included in the determination of partners' capital.

In accordance with Federal, state and city income tax regulations, no income taxes are levied on the Partnership, but rather on the individual partners. Consequently, no liability for Federal, state and city income taxes has been reflected in the accompanying statement of financial condition.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the

inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Partnership will adopt the recognition and measurement provisions of FIN No. 45 in fiscal year 2003 and does not expect the adoption to have a material impact on the statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist principally of equity securities investment in the Partnership's clearing broker, an investment in NASDAQ warrants and a money market instrument. Securities positions held by the clearing broker may be used by the clearing broker in the conduct of its business.

The Partnership may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased should the value of such securities rise. This risk is minimized as the Partnership generally enters into hedged arbitrage transactions, including short sales of securities owned.

4. RECEIVABLE FROM BROKERS AND DEALERS

Receivable from brokers and dealers represents balances with the Partnership's clearing broker related to proprietary trading activities.

5. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Partnership had net capital of $190,683, which was $90,683 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .46 to 1 at December 31, 2002.

6. RELATED PARTY TRANSACTIONS

In accordance with the Partnership Agreement, Darmel Management, LLC ("Darmel"), an affiliate, provides certain administrative services (including accounting and other support services) to the Partnership. In return, the Partnership pays Darmel an amount limited to 1.5% per annum of the Partnership's average net assets.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

In the normal course of business, the Partnership's securities activities involve execution, settlement and financing of various transactions as principal. These activities may expose the Partnership to off-balance sheet risk in the event that counterparties or clearing brokers are unable to fulfill contractual obligations.

The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary. At December 31, 2002, no allowance is necessary.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are carried at market value or contracted amounts, which approximate fair value. Securities owned and securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Partnership's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price activity for equivalent securities. The partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

February 14, 2003

Hillem Partners L.P.
666 3rd Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of Hillem Partners, L.P.
(the "Partnership") for the year ended December 31, 2002 (on which we issued our report dated
February 14, 2003), we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing an opinion on
the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a
study of the practices and procedures (including tests of compliance with such practices and
procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule
17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did
not review the practices and procedures followed by the Partnership in making the quarterly securities
examinations, counts, verifications and comparisons, and the recordation of differences required by
Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8
of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership
does not carry security accounts for customers or perform custodial functions relating to customer
securities.

The management of the Partnership is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of internal control and of the practices and procedures, and to assess whether those practices and
procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission")
above-mentioned objectives. Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable, but not absolute, assurance that assets for
which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition,
use or disposition, and that transactions are executed in accordance with management's authorization
and recorded properly to permit the preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.



Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP